UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Orchid Island Capital, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68571X103
(CUSIP Number)
12/23/2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68571X103

1	Names of Reporting Persons
Bimini Capital Management, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
981,665
	6	Shared Voting Power
413,371
	7	Sole Dispositive Power
981,665
	8	Shared Dispositive Power
413,371
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,395,036
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.4%
12	Type of Reporting Person (See Instructions)
CO

CUSIP No. 68571X103

1	Names of Reporting Persons
MortCo TRS, LLC.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
413,371
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
413,371
9	Aggregate Amount Beneficially Owned by Each Reporting Person
413,371
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
1.9%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer

Orchid Island Capital, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

3305 Flamingo Drive, Vero Beach, Florida 32963

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed on behalf of Bimini Capital Management, Inc. (“Bimini”) and its wholly-owned subsidiary, MortCo TRS, LLC (“MortCo”).

(b)	Address of Principal Business Office or, if None, Residence

Both Bimini and MortCo have their principal business office at 3305 Flamingo Drive, Vero Beach, Florida 32963.

(c)	Citizenship

Bimini is a Maryland corporation and MortCo is a Delaware limited liability company.

(d)	Title and Class of Securities

Common Stock

(e)	CUSIP No.:

68571X03

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                      Ownership

(a)	Amount Beneficially Owned:

Bimini beneficially owns a total of 1,395,036 shares of the Issuer’s common stock.  MortCo beneficially owns 413,371 shares of the Issuer’s common stock.

(b)	Percent of Class:

Bimini beneficially owns a total of 6.4% of the Issuer’s outstanding common stock.  MortCo beneficially owns 1.9% of the Issuer’s outstanding common stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Bimini has sole power to vote 981,665 shares of the Issuer’s common stock.  MortCo has the sole power to vote -0- shares of the Issuer’s common stock.

                              (ii) Shared power to vote or to direct the vote:

Bimini and MortCo share the power to vote 413,371 shares of the Issuer’s common stock.

                              (iii) Sole power to dispose or to direct the disposition of:

Bimini has sole power to dispose of 981,665 shares of the Issuer’s common stock.  MortCo has the sole power to dispose of -0- shares of the Issuer’s common stock.

                              (iv) Shared power to dispose or to direct the disposition of:

Bimini and MortCo share the power to dispose of 413,371 shares of the Issuer’s common stock.

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

This Schedule 13G is filed by Bimini and MortCo pursuant to Rule 13d-1(c).  A Joint Filing Agreement between Bimini and MortCo relating to this Schedule 13G is attached as Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2015

BIMINI CAPITAL MANAGEMENT, INC.

/s/ Robert E. Cauley
Robert E. Cauley, Chief Executive Officer

MORTCO TRS, LLC

/s/ G. Hunter Haas, IV
G. Hunter Haas, IV, Manager

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G relating to the Common Stock of Orchid Island Capital, Inc. shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 4, 2015.

BIMINI CAPITAL MANAGEMENT, INC.

      By:    /s/ Robert E. Cauley
Robert E. Cauley, Chief Executive Officer

MORTCO TRS, LLC

      By:   /s/ G. Hunter Haas, IV
G. Hunter Haas, IV, Manager